EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the First Quarter Ended March 31, 2021
ACHESON, Alberta, April 28, 2021 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2021. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2020.
First Quarter 2021 Highlights:
•Adjusted EBITDA of $61.1 million represents a $1.2 million increase over the prior year, reflecting a strong operational quarter and the continued recovery of operating hours towards pre-pandemic levels.
•Gross profit margin of 19.0% compared to 17.4% in prior year reflecting relatively standard winter season operating conditions allowing for efficient and effective execution of volume commitments.
•COVID-19 related safety protocols and mine site access restrictions continue impacting all aspects of operations but are becoming more routine and less disruptive in nature.
•Nuna Group of Companies ("Nuna") achieved a record first quarter, which has historically been the slowest quarter of the year. Our share of Nuna revenue was $25.2 million in the quarter compared to $10.4 million in Q1 2020. This quarter over quarter increase of 142% was achieved due to the strong ramp-up of work being completed by the joint venture owned by Nuna and North American at a gold mine project in Northern Ontario.
•Free cash flow ("FCF") in the quarter was $5.5 million was generated by strong adjusted EBITDA offset by our front-weighted capital maintenance program. Furthermore, the timing of working capital balances resulted in use of cash of $18.5 million which is expected to reverse during the remainder of the year.
•Net debt was $397.2 million at March 31, 2021. The increase of $11.5 million from the December 31, 2020 balance of $385.6 million was primarily driven by the share purchase program, through which we purchased and cancelled 1.1 million shares during the quarter.
•On February 2, 2021, we issued our inaugural sustainability report. The annual report provides structured framework for environmental, social and governance initiatives moving forward and will allow for measurement of progress towards our goals in various business areas.
•In mid-February 2021 and effective January 1, 2021, Barry Palmer was appointed Chief Operating Officer.
•On April 6, 2021, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase for cancellation up to 2,000,000 common shares. This represented approximately 6.7% of the issued and outstanding common shares as of April 6, 2021. The NCIB commenced on April 9, 2021 and will terminate no later than April 8, 2022.
NACG President and CEO, Joe Lambert, commented: "It is always very pleasing to start a new year beating expectations. My thanks to the NACG team for their continued dedication to operational excellence during the start of 2021 which continued our positive trend of recovery from the Q2 2020 pandemic influenced lows."
Mr. Lambert added: "The next few months will provide opportunity to showcase our excellence in execution and potentially win some tenders that could accelerate our strategic plans for 2021 and several years to come. We are proud of our Q1 results and the team continues to work hard in delivering safe, low-cost, diversified and sustainable growth going forward."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2021	2020	Change
Revenue	$168,408	$198,817	$(30,409)
Project costs	50,162	60,117	(9,955)
Equipment costs	54,985	71,741	(16,756)
Depreciation	31,198	32,308	(1,110)
Gross profit(i)	$32,063	$34,651	$(2,588)
Gross profit margin(i)	19.0%	17.4%	1.6%
General and administrative expenses (excluding stock-based compensation)	7,022	9,050	(2,028)
Stock-based compensation expense (benefit)	2,374	(6,863)	9,237
Operating income	22,925	32,307	(9,382)
Interest expense, net	4,542	5,528	(986)
Net income and comprehensive income	19,386	19,035	351

Adjusted EBITDA(i)	61,138	59,933	1,205
Adjusted EBITDA margin(i)	36.3%	30.1%	6.2%

Per share information
Basic net income per share	$0.68	$0.74	$(0.06)
Diluted net income per share	$0.62	$0.67	$(0.05)
Adjusted EPS(i)	$0.65	$0.70	$(0.05)
(i)See "Non-GAAP Financial Measures".

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Cash provided by operating activities	$41,938	$48,935
Cash used in investing activities	(21,431)	(41,633)
Capital additions financed by leases	(15,023)	(26,618)
Add back:
Growth capital additions	—	28,743
Free cash flow(i)	$5,484	$9,427
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On April 27th, 2021 the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on May 28, 2021. The Dividend will be paid on July 9, 2021 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended March 31, 2021
Revenue was $168.4 million, down from $198.8 million in the same period last year. The decrease in revenue is driven by the continued delay of several large projects due to the uncertainty and variability of the COVID-19 pandemic. Our overall performance continues to be affected by the impacts of the COVID-19 pandemic and the various risk mitigation measures that both we and our customers have implemented in response. We have seen an upward trend in demand for our services over the past several quarters, however. This is reflected in revenue of $168.4 million in Q1 2021, which was a 23% increase from Q4 2020 and continues a trend of quarterly increases of 45% and 33%, in Q4 2020 and Q3 2020, respectively, from the low experienced in Q2 2020. This was further reflected in productive operating hours from our heavy equipment fleet which were up 14% in Q1 2021 when comparing to Q4 2020. While not consolidated in our revenue, the Nuna Group of Companies ("Nuna"), in which we have a 49% ownership interest, achieved a record first quarter. Our share of Nuna's revenue, which is consolidated in equity earnings, was $25.2 million in Q1 2021 and was achieved during a typically slow quarter for Nuna due to the strong ramp-up of work being completed by the joint venture owned by Nuna and North American at a gold mine project in Northern Ontario.
Gross profit margin of 19.0% benefited from continued discipline in cost management as customer-imposed volume reductions are still in place. The gross margin achieved was the result of strong operational execution across all sites and was aided by the Canada Emergency Wage Subsidy. Operations support contracts at the coal mines in Texas and Wyoming also added to the higher gross profit margin.

EXHIBIT 99.1

Direct general and administrative expenses (excluding stock-based compensation) were $7.0 million, equivalent to 4.2% of revenue, lower than Q1 2020 spending of $9.1 million and 4.6% of revenue based on a combination of cost control initiatives and lower discretionary and non-essential spending.
Cash related interest expense for the quarter of $4.3 million represents an average interest rate of 4.0% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing.
Free cash flow in the quarter was $5.5 million generated by the adjusted EBITDA of $61.1 million offset by sustaining capital of $42.5 million and cash interest paid of $4.6 million. Sustaining maintenance capital is in alignment with the 2021 capital maintenance plan reflecting both the typical heavy first quarter we experience during our busy winter season and the purchase of smaller support equipment in advance of the year ahead. FCF was impacted by timing of cash collection and spending as working capital balances consumed $18.5 million.
Business Updates
2021 Focus & Priorities
•Safety - focus on people and relationships, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and constant measurement of progress to those targets.
•Diversification - continue to pursue diversification of customer, resource and geography through strategic partnerships, industry expertise and our investment in Nuna.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
Liquidity
Total liquidity of $150.8 million as at March 31, 2021 represents a $2.8 million increase over the December 31, 2020 balance. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is scheduled to expire in October 2023.
Normal Course Issuer Bid ("NCIB")
On April 6, 2021, we announced our intention to commence a NCIB to purchase up to 2,000,000 common shares for cancellation. We believe that the current market price of our common shares does not fully reflect their underlying value. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.
Canada Emergency Wage Subsidy (“CEWS”)
Our Q1 2021 results include $5.8 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $3.8 million, $1.7 million and $0.3 million, respectively. These amounts were received under the CEWS program which reimbursed us for a portion of wages paid to employees and greatly helped us protect jobs through retention and rehiring. Should we continue to qualify, we plan to seek assistance from this program for the remainder of 2021.
NACG’s outlook for 2021
Given our visibility into the remainder of 2021 management has decided to provide stakeholders with guidance through 2021. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2021
Adjusted EBITDA	$180 - $210M
Sustaining capital	$95 - $105M
Adjusted EPS	$1.60 - $1.90
Free cash flow	$65 - $85M

Capital allocation measures
Deleverage	$30 - $40M
Share purchases	$20 - $35M
Growth capital	$5 - $10M

Leverage ratios
Senior debt	1.5x - 1.9x
Net debt	1.8x - 2.2x

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2021 tomorrow, Thursday, April 29, 2021 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 6266913
A replay will be available through May 27, 2021, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 6266913
The Q1 2021 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=EC3523EA-6634-422F-8469-6D7E6CE7744B
A replay will be available until May 27, 2021 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2021 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2021 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.

A reconciliation of net income and comprehensive income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Net income and comprehensive income	$19,386	$19,035
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(258)	157
Stock-based compensation expense (benefit)	2,374	(6,863)
Net realized and unrealized (gain) loss on derivative financial instruments	(2,484)	2,210
Write-down on assets held for sale	—	1,800
Tax effect of the above items	(487)	1,677
Adjusted net earnings(i)	18,531	18,016
Adjustments:
Tax effect of the above items	487	(1,677)
Interest expense, net	4,542	5,528
Income tax expense	4,950	5,994
Equity earnings in affiliates and joint ventures(i)	(3,469)	(460)
Equity investment EBIT(i)	3,568	560
Adjusted EBIT(i)	28,609	27,961
Adjustments:
Depreciation and amortization	31,078	32,750
Write-down on assets held for sale	—	(1,800)
Equity investment depreciation and amortization(i)	1,451	1,022
Adjusted EBITDA(i)	$61,138	$59,933

(i)See "Non-GAAP Financial Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Equity earnings in affiliates and joint ventures	$3,469	$460
Adjustments:
Interest expense, net	78	52
Income tax expense	74	48
Gain on disposal of property, plant and equipment	(53)	—
Equity investment EBIT(i)	$3,568	$560
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2021	December 31, 2020
Assets
Current assets
Cash		$31,733	$43,915
Accounts receivable	4	65,266	36,373
Contract assets	5(b)	5,609	7,034
Inventories		21,735	19,174
Prepaid expenses and deposits		3,942	4,999
Assets held for sale		5,006	4,129
Derivative financial instruments		607	4,334
		133,898	119,958
Property, plant and equipment, net of accumulated depreciation of $320,043 (December 31, 2020 – $302,682)		644,220	633,704
Operating lease right-of-use assets		17,055	18,192
Investments in affiliates and joint ventures	7	38,859	44,050
Other assets		7,515	6,617
Deferred tax assets		—	16,407
Total assets		$841,547	$838,928
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$49,379	$41,369
Accrued liabilities	12	18,410	19,111
Contract liabilities	5(b)	5,571	1,512
Current portion of long-term debt	6	18,338	16,307
Current portion of finance lease obligations		28,905	26,895
Current portion of operating lease liabilities		3,701	4,004
		124,304	109,198
Long-term debt	6	332,095	341,547
Finance lease obligations		47,436	42,577
Operating lease liabilities		13,302	14,118
Other long-term obligations		19,784	18,850
Deferred tax liabilities		52,738	64,195
		589,659	590,485
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2021 - 29,949,528 (December 31, 2020 – 31,011,831))	9(a)	246,545	255,064
Treasury shares (March 31, 2021 - 1,850,826 (December 31, 2020 - 1,845,201))	9(a)	(18,080)	(18,002)
Additional paid-in capital		40,188	46,536
Deficit		(16,765)	(35,155)
Shareholders' equity		251,888	248,443
Total liabilities and shareholders’ equity		$841,547	$838,928
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2021	2020
Revenue	5	$168,408	$198,817
Project costs		50,162	60,117
Equipment costs		54,985	71,741
Depreciation		31,198	32,308
Gross profit		32,063	34,651
General and administrative expenses		9,396	2,187
(Gain) loss on disposal of property, plant and equipment		(258)	157
Operating income		22,925	32,307
Interest expense, net	10	4,542	5,528
Equity earnings in affiliates and joint ventures	7	(3,469)	(460)
Net realized and unrealized (gain) loss on derivative financial instruments	6(b)	(2,484)	2,210
Income before income taxes		24,336	25,029
Current income tax expense		—	17
Deferred income tax expense		4,950	5,977
Net income and comprehensive income		$19,386	$19,035
Per share information
Basic net income per share	9(b)	$0.68	$0.74
Diluted net income per share	9(b)	$0.62	$0.67
See accompanying notes to interim consolidated financial statements.